Goddess Mousse

REPORT CARD ⌄

Dear investors,

While our food science, brand, and packaging projects took longer than initially projected, I'm proud of their execution. Functionality, aesthetic, and cost were thoughtfully balanced at every step. Detail and precision have laid our foundation for elegance, simplicity, and scalability. You can view our new look at **goddessmousse.com**. Thanks to built-in Shopify AI tools, I was able to put it together with only the cost of font licensing. The site will evolve with product photography.

On April 17, we're doing a full co-manufacturing test run at Toby's Family Foods using all the commercial equipment. Our food safety consultant will be on-site to complete our HACCP, a process flow that identifies critical control points in production. She completed Toby's SQF certification, so we're able to leverage existing documentation in a facility that consistently scores A+ for cleanliness. All packaging is ready, and we'll approve raw ingredient POs upon a successful test run. Once our HACCP is complete, we are ready for commercial production.

Toby's will drive our finished product by pallet from Springfield to B-Line in Portland for refrigerated warehousing. Stores will order directly through me, and I'll email invoices to B-Line, who will fulfill and deliver. B-Line's Green Wheels program uses temperature-controlled electric vans and trikes to deliver throughout the Portland-Vancouver metro area, at 10% off-invoice and 30-day net terms. In the future, when we expand with regional and national distribution, that cost increases to 20-25% and 60-90 day net terms.

We're launching into all 34 locations of New Seasons Market and Market of Choice. Six additional local independent grocers will bring that footprint to 40 doors.

At New Seasons, we've been approved to move from the Bakery set into Perishable Grocery, where we'll be merchandised in the high-traffic refrigerated grab-and-go set alongside lunch, fresh snacks, and beverages. This is where Honey Mama's, Drumroll, and Mid Day Squares live, and it's where we belong as a fresh, functional dessert with simple ingredients and an everyday indulgence positioning. Goddess Mousse will be the first product in this set to deliver complete protein, fiber, true indulgence, and natural sweetener in a nostalgic, spoonable format.

Our New Seasons buyer has shared that 4-6 units per store per week per SKU would be considered a great success. We're launching on a 60-day promo at $6.99 ($1 off our $7.99 SRP), followed by 30 days at full price. I'll be demoing in stores all summer as my focus shifts to sales and marketing. This 90-day data story is what we'll bring to Met Markets, PCC, and the Whole Foods local forager as we continue our premium natural retail growth plan through 2026 and 2027.

We need your help!

Organic word of mouth is how we will build this brand in our core backyard. Once we're on shelf, the most meaningful actions our investor community can take are to buy us off the shelf, bring us to a dinner party or social event, and share us on social media and within your network.

We'd love to do local popups in places where our target customer is, and to explore alternative distribution opportunities outside of traditional brick and mortar retail grocery. Please reach out if you can introduce us to boutique fitness studios, wellness spas, or other adjacent spaces in the Portland-Vancouver area where Goddess Mousse would resonate.

Thank you for investing in the Goddess Mousse evolution. I'm truly excited for this next era. It's been a long road, and we're really just getting started.

Sincerely,

Kellan Navarre

Founder

How did we do this year?



REPORT CARD

A-

☺ The Good

Completed all R&D projects, including HPP Process Validations and a 60-day shelf life study, required for commercial manufacturing.

Completed our packaging and brand refresh, achieving our vision of functionality and ultra-premium, elegant simplicity.

Approved to launch into all New Seasons Market locations, moving from the Bakery set to Perishable Grocery.

☹ The Bad

Tariffs increased machine part costs by 52% and the retrofit installation timeline increased by 3 months.

Longer lead times on packaging and machine parts left us off shelf during Q1 2026 and into Q2.

Every project took longer than anticipated, though each one positions us for operational scale.

2025 At a Glance

January 1 to December 31



$22,949 [40%]
Revenue



-$60,682
Net Loss



$0
Short Term Debt



$176,510
Raised in 2025



$52,402
Cash on Hand
As of 04/ 7/26

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit



$38,286

$22,949

-$32,837

-$60,682

2024   2025

Net Margin: -264%   Gross Margin: -11%   Return on Assets: -53%   Earnings per Share: -$0.01

Revenue per Employee: $22,949   Cash to Assets: 53%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 Wefunder__21-_25_GAAP_Financials.pdf

📄 Goddess_Mousse__Inc._GAAP_Financial_Report_2024-2025.pdf

We ❤️ Our 74 Investors

Thank You For Believing In Us

Alicia Robb	Amir Yazdani	Mark Perlmutter	Peter Lusk, Jr.	BENJAMIN STARK	Ash Kumra
Marcus Mendiola	Raines Cohen	Duncan H	Alexander Czako	Tina Horowitz	Sebastian H....
Nikki Johnson	Yolanda Pinckney	Pearl Rauberts	John Furukawa	Kelly McIvor	Mister Shire
Amy Desiree Goldstein	Vanessa Guerrero	Pattie Mercadante	Uri Fleyder-Kotler	Ariel Leonhardt	Felix Vayssieres
Andrea Dean	Grace Lane	Chrys Hutchings	Brittany Ingish	Simon Bilsky-Rollins	Mose Macsai-Goren
Michael Rubin	Erin Kelly	Cole Harris	Brian B	Candy Buebendorf	Jeff Levin
Arthur Zhou	Niko Icardo	Shaula Massena	Isabelle R Morton	Robert Zimmerman	Maria Vince
Alex Wenckus	Andreas Gaetano...	Nataly Briceno...	Kimberly Kelly	Anne Bickle	Robert Heard
Morgan Wills	William B Bedesem	Javiera Born	Cara Turano	Hirofumi Jinno	Gregory R Jindrich
Maureen Steckler	Stefan Bug	Sreevidya...	Lori Cullison	Betsey Collins	Alexis Schoenlaub
Nilofer Hudson	Ana Acuna	Padmanabhan...	T N Thomas	Hannah Schandelmeier	Scott Fish
Matthew Mayfield					

Thank You!

From the Goddess Mousse Team



Kellan Navarre **in**

Founder

Kellan turned her college classroom idea into a local best seller at farmers markets and grocery stores, growing organically with methodical diligence. Her passion for product...



Jennifer Barney **in**

Principal Business Advisor

Jennifer founded Barney Butter, the almond butter brand. As CEO, she grew the company nationally in natural and...



Chris Robb **in**

Advisor

Chris has dedicated his career to scaling premium brands in the natural food & beverage industry. From brand and...



Michael Rubin **in**

Sales & Operations Advisor

Michael leads sales at Toby's Family Foods, one of the first companies to acquire HPP

manufacturing. Over the cours...

Details

The Board of Directors

Director	Occupation	Joined
Kellan Navarre	CEO @ Goddess Mousse	2022

Officers

Officer	Title	Joined
Kellan Navarre	CEO Secretary President Treasurer	2022

Voting Power

Holder	Securities Held	Voting Power
Kellan Navarre	4,000,000 Common Stock	98.8%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2025	$70,000	Safe	Regulation D, Rule 506(c)
05/2025	$106,510		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	4,050,000	Yes

Warrants: 0
Options: 0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our business expansion goals are focused on selling into brick & mortar grocery outlets. A risk when selling into larger retail chains is the potential for high costs associated with distribution and trade spend. These costs may include slotting fees, which are fees charged by the retailer for a product to be placed on their shelves, distributor charge backs, and deductions for spoiled products or unsold inventory. The costs to expand into retail can significantly impact profitability and cash flow, making it important for the Company to carefully evaluate and strategize the financial implications of scaling into larger retail chains. Distribution deductions and unit economics must be carefully managed in order to ensure profitability and cash flow.

Changes in consumer preferences could adversely affect our business. The food industry, in general, is subject to changing consumer trends, demands and preferences. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand.

The Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that the Company will be successful in attracting and retaining other personnel required to successfully grow the business.

The Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, as well as the Company's need to conduct product development, expand sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, build brand awareness, expand product and service offerings, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth into targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

The Company's scalability is dependent on access to co-manufacturing equipment, operations, and production. A loss of co-manufacturing relationship, or failure to timely identify and establish relationships with a new co-manufacturer, could inhibit the Company's production, cash flows, and revenues. In the event that a new co-manufacturing partner is sought, there is no assurance that additional capacity will be available when required on acceptable terms or at all. An interruption in, or the loss of operations at, co-manufacturing facilities, which may be caused by work stoppages, disease outbreaks or pandemics, acts of war, terrorism, fire, earthquakes, flooding or other natural disasters, could delay, postpone or reduce production of the Company's products, which could have a material adverse effect on the Company's operations and financial condition, until manufacturing interruptions are resolved or an alternate source of production is secured.

The amount of capital the Company is attempting to raise in this offering under Regulation Crowdfunding may not be enough to sustain the business plan. If the company undertakes further equity or debt financing, it may be dilutive to existing stockholders and investors in this offering, or result in an issuance of securities whose rights, preferences, and privileges are senior to those of other stockholders. There is no guarantee that the Company will be able to raise capital in future equity offerings to execute its business plans. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all.

An increase in the cost of raw materials or energy as a result of unpredictable disturbances in climate or supply chain could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, ingredients, and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials, ingredients, or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage ownership of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from stockholders, which may serve to decrease any liquidity in the market for such

securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the board of directors of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of directors of the Company. If the board of directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its stockholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the stockholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the stockholders may change the terms of the certificate of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The stockholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock, if at all . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by eighty percent of the price of the Preferred Stock being issued to new investors purchasing shares of Preferred Stock, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Goddess Mousse, Inc.

Delaware Corporation
Organized January 2022
1 employees
205 NE Rosa Parks Way

203 NE Rosa Parks Way
Goddess Mousse
Portland OR 97211 https://goddessmousse.com

Business Description

Refer to the Goddess Mousse profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Goddess Mousse is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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